FOR IMMEDIATE RELEASE
October 27, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
  Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning Difference in Consolidated Earnings Results for the Six Months Ended
September 30, 2011 Compared to the Same Period for the Previous Fiscal Year

We announce that a difference in our earnings results materialized for the six months ended September 30, 2011 (April 1, 2011 to September 30, 2011) compared to the same period for the previous fiscal year (April 1, 2010 to September 30, 2010).

1. Difference between Consolidated Earnings Results for the six months ended September 30, 2011 and same period for the previous fiscal year

 (US GAAP)
	Net Sales	Operating income (loss)	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share - (basic)
	Million yen	Million yen	Million yen	Million yen	Yen
Results for the six months ended September 30, 2010 (A)	52,093	4,740	4,107	2,593	14.59
Results for the six months ended September 30, 2011 (B)	64,460	(2,283)	(4,673)	(4,539)	(26.20)
Difference (B-A)	12,367	(7,023)	(8,780)	(7,132)	(40.79)
Percentage change	23.7%	-	-	-	-

2. Reasons for Difference in Earnings Results
Please refer to the FY2011 Second Quarter Consolidated Financial Results which we released today.

* Cautionary Statement with Respect to Forward-Looking Statements
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.